Exhibit 99.39

Not for distribution to United States newswire services or for dissemination in the United States

American Lithium announces Upsize of previously announced Private Placement to $35 Million

VANCOUVER, BRITISH COLUMBIA, October 14, 2021 – American Lithium Corp. (“American Lithium” or the “Company”) (TSX-V:LI) (OTCQB:LIACF) (Frankfurt:5LA1) is pleased to announce that, in connection with its previously announced private placement offering of units (“Units”), it has entered into an amended agreement with Eight Capital, on behalf of a syndicate of agents including Echelon Wealth Partners Inc. and TD Securities Inc., as co-lead agents and joint bookrunners (together the “Agents”) pursuant to which the Corporation has increased the size of the private placement to up to 13,208,000 Units at an offering price of $2.65 per Unit (the “Issue Price”), for aggregate gross proceeds of up to $35,001,200 (the “Offering”), to accommodate investor demand.

Each Unit will be comprised of one common share in the capital of the Company (a “Share”) and one-half of one common share purchase warrant (each whole warrant, a “Warrant”). Each Warrant will entitle the holder thereof to purchase one Share at an exercise price of $4.00 per Share, for a period of 24 months following the closing of the Offering.

In connection with the up-size, the Agents will no longer have an over-allotment option to increase the size of the Offering beyond the current Offering size.

The gross proceeds of the Offering will be used for exploration and development of the Company’s TLC Project, Falchani Project and the Macusani Project, and for working capital and general corporate purposes.

The securities being offered have not, nor will they be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons in the absence of U.S. registration or an applicable exemption from the U.S. registration requirements. This release does not constitute an offer for sale of securities in the United States.

The Offering is scheduled to close on or about November 3, 2021 and is subject to certain conditions including, but not limited to, the receipt of all necessary regulatory and other approvals including that of the TSX Venture Exchange. All securities to be issued in connection with the Offering will be subject to a statutory hold period expiring four-months-and-one-day following closing of the Offering.

About American Lithium

American Lithium, a member of the TSX Venture 50, is actively engaged in the acquisition, exploration and development of lithium projects within mining-friendly jurisdictions throughout the Americas. The Company is currently focused on enabling the shift to the new energy paradigm through the continued exploration and development of its strategically located TLC lithium claystone project in the richly mineralized Esmeralda lithium district in Nevada as well as continuing to advance its Falchani lithium and Macusani uranium development projects in southeastern Peru. Both Falchani and Macusani have been through preliminary economic assessments, exhibit strong additional exploration potential and are situated near significant infrastructure.

The TSX Venture 50 is a ranking of the top performers in each of industry sectors in the TSX Venture Exchange over the last year.

For more information, please contact the Company atinfo@americanlithiumcorp.com or visit our website at www.americanlithiumcorp.com for project update videos and related background information.

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On behalf of the Board of Directors of American Lithium Corp.

“Simon Clarke”

CEO & Director

Tel: 604 428 6128

For further information, please contact:

American Lithium Corp.

Email: info@americanlithiumcorp.com

Website: www.americanlithiumcorp.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release.

Forward-Looking Statements

Statements in this release that are forward-looking information are subject to various risks and uncertainties concerning the specific factors disclosed here. Statements in this release that are forward-looking information, include, without limitation, closing of the Offering and use of proceeds from the Offering. Information provided in this release is necessarily summarized and may not contain all available material information. All such forward-looking information and statements are based on certain assumptions and analyses made by American Lithium management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks Factors” in American Lithium's most recently filed Annual Information Form and MD&A. The Company does not intend, and expressly disclaims any obligation to, update or revise the forward-looking information contained in this news release, except as required by law. Readers are cautioned not to place undue reliance on forward-looking information or statements.